SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
☑  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2020
OR
□  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________
Commission file number    1-724
A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  PVH Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

SIGNATURES
The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
PVH ASSOCIATES INVESTMENT PLAN FOR
RESIDENTS OF THE COMMONWEALTH
OF PUERTO RICO

Date: June 24, 2021	By: /s/ Dana M. Perlman
Dana M. Perlman
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN FOR
RESIDENTS OF THE COMMONWEALTH
OF PUERTO RICO

FINANCIAL STATEMENTS

December 31, 2020 and 2019

ANNUAL REPORT ON FORM 11-K ITEM 4

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

TABLE OF CONTENTS

December 31, 2020 and 2019

Page

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplemental Schedule
Form 5500, Schedule H, Line 4i--Schedule of Assets (Held at End of Year)	12

SPIELMAN KOENIGSBERG & PARKER, LLP LETTERHEAD

Independent Auditor’s Report

Administrative Committee of the Plan
PVH Associates Investment Plan for Residents
Of the Commonwealth of Puerto Rico

Report on the Financial Statements

We were engaged to audit the accompanying financial statements of PVH Associates Investment Plan for the Residents of the Commonwealth of Puerto Rico (the “Plan”), which comprise the statements of net assets available for benefits as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes to the financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on conducting the audits in accordance with auditing standards generally accepted in the United States of America. Because of the matter described in the Basis for Disclaimer of Opinion paragraph, however, we were not able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion.

Basis for Disclaimer of Opinion

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 4, which was certified by Great-West Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements. We have been informed by the plan administrator that the trustee holds the Plan’s investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the years ended December 31, 2020 and 2019, that the information provided to the plan administrator by the trustee is complete and accurate.

SPIELMAN KOENIGSBERG & PARKER, LLP LETTERHEAD

Disclaimer of Opinion

Because of the significance of the matter described in the Basis for Disclaimer of Opinion paragraph, we have not been able to obtain sufficient appropriate audit evidence to provide a basis for an audit opinion. Accordingly, we do not express an opinion on these financial statements.

Other Matter

The supplemental information of Schedule H, line 4i - schedule of assets (held at end of year) for the year ended December 31, 2020, is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is presented for the purpose of additional analysis and is not a required part of the financial statements. Because of the significance of the matter described in the Basis for Disclaimer of Opinion paragraph, we do not express an opinion on the supplemental schedule referred to above.

Report on Form and Content in Compliance With DOL Rules and Regulations

The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

We have served as the Plan’s auditor since 2005.

Spielman, Koenigsberg & Parker, LLP

New York, NY
June 23, 2021

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2020 and 2019

	2020	2019

Assets

Participant-directed investments	$ 1,555,365	$ 1,575,321

Receivables:
Notes from participants	90,992	98,350
Employer contributions	1,431	1,081

Total assets	1,647,788	1,674,752

Net assets available for benefits	$ 1,647,788	$ 1,674,752

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2020

Additions

Investment income:
Net appreciation of investments	$ 137,142
Interest and dividend income	28,632
Total investment gain	165,774

Interest income on notes receivable from participants	5,163

Contributions:
Employer, net of forfeitures	43,028
Participants	93,631
Total contributions	136,659

Total additions	307,596

Deductions

Payments to participants	333,229
Administrative expenses	1,331

Total deductions	334,560

Net decrease in net assets available for benefits	(26,964)

Net assets available for benefits at beginning of year	1,674,752

Net assets available for benefits at end of year	$1,647,788

The accompanying notes are an integral
part of these financial statements.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2020 and 2019

1. Description of the Plan

The following description of the PVH Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering salaried and hourly retail field workers of PVH Corp. (the “Company”) who are residents of the Commonwealth of Puerto Rico, at least age 21 or older, and have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment or in any subsequent calendar year. The Plan is subject to the reporting and disclosure requirements of the Employer Retirement Income Security Act of 1974 (“ERISA”).

Trustee and Recordkeeper

The Plan’s trustee is Banco Popular. The Plan’s Directed Employee Benefit custodian and recordkeeper are Great-West Trust Company and Empower Retirement, respectively.

Participant Contributions

Participants may contribute up to 75% of pre-tax annual compensation, as defined by the Plan, limited to $15,000 per annum for the 2020 and 2019 plan years by Puerto Rico Internal Revenue Code (“IRC”).  In addition, eligible participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions up to $1,500 for the 2020 and 2019 plan years.

Employer Contributions

The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant. To ensure that participants receive the maximum Company match under the plan’s contribution provisions, effective for the 2019 plan year and forward, the Company makes an additional “true-up” contribution to all participant accounts who did not receive the full match amount to which they are entitled.  True-up contributions are included in employer contributions receivable and are made in the following plan year prior to the tax filing date. The true-up contributions as of December 31, 2020 and 2019 were $1,431 and $1,081, respectively.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any of the various investment options.  A participant may contribute a maximum of 25% of contributions in PVH Corp. common stock.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%.  Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Upon termination of employment, a participant is given 90 days to repay the loan in full or to establish loan repayments through an ACH debit origination before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document.  Participant notes receivable are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2020, outstanding notes receivable from participants totaled $90,992, with maturity dates through 2025 at interest rates ranging from 4.25% to 6.50%.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Forfeitures

Contributions made on behalf of non-vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  In 2020 and 2019, forfeitures of $1,004 and $657, respectively, were used to reduce the Company’s matching contributions.  At December 31, 2020 and 2019, forfeited non-vested accounts totaled $745 and $1,420, respectively.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount or installment payments equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their investment balance in PVH Corp. common stock in the form of shares.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Plan Amendments

Effective January 1, 2020, the Plan adopted certain provisions for special disaster relief withdrawals as permitted by the Puerto Rico Treasury Department Internal Revenue Circular Letters 20-09 and 20-23 due to the earthquakes in Puerto Rico and the global pandemic.  Distributions related to these amendments during the year ended December 31, 2020 were $243,578.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Administrative Expenses

In general, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan's administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan's investment options. Investment management or related fees associated with certain investment fund options are paid by participants.

Investments

Investments are recorded in the accompanying financial statements at fair value.  Purchases and sales of securities are reflected on a settlement date basis.  All assets of the Plan are held by the Plan custodian and are segregated from the assets of the Company.

Recent Accounting Guidance

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.  The objective of this guidance is to improve the effectiveness of disclosure for fair value measurements by adding, eliminating and modifying certain disclosure requirements.  The ASU should be applied retrospectively and is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years.  Early adoption is permitted.  The Plan early adopted this standard in 2018 and adoption had no impact on the Plan financial statements.

3. Party-In-Interest Transactions

During the years ended December 31, 2020 and 2019, the Plan purchased 51 and 97 shares, respectively, and sold 41 and 166 shares of the Company’s common stock, respectively.  The Plan also received $33 and $134 during 2020 and 2019, respectively, from the Company as payment of dividends on its common stock. Certain legal and accounting fees, and administrative expenses relating to the maintenance of participant eligibility records are paid by the company participating in the plan, and accordingly, are not included in the financial statements of the Plan.

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Plan’s own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2020 and 2019:
		Fair Value Measurements at
		December 31, 2020
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$ 1,213,491	$ 1,213,491	$ -	$ -
PVH Corp. common stock(2)	82,370	82,370	-	-

Total investments measured at fair value	$ 1,295,861	$ 1,295,861	$ -	$ -
Common collective trust fund measured at
net asset value(3)	259,504
Total participant-directed investments	$ 1,555,365

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at
		December 31, 2019
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds(1)	$ 1,225,668	$ 1,225,668	$ -	$ -
PVH Corp. common stock(2)	91,104	91,104	-	-

Total investments measured at fair value	$ 1,316,772	$ 1,316,772	$ -	$ -
Common collective trust fund measured at
net asset value(3)	258,549
Total participant-directed investments	$ 1,575,321

(1)	Valued at the net asset value of the fund, as determined by the closing price in the active market in which the individual fund is traded.

(2)	Valued at the closing price of PVH Corp. common stock as determined by the closing price in the active market in which the securities are traded.

(3)
Valued at the net asset value of the fund as determined by the fund family as a practical expedient to estimating fair value .  The Plan has no unfunded commitments related to this common collective trust fund.  This fund invests in guarantee contracts and instruments and is redeemable on a daily basis without restriction.

5. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

6. Income Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Company by letter dated February 24, 2014 and effective January 1, 2011, that the Plan and related trust is designed in accordance with the applicable sections of the Internal Revenue Code for a New Puerto Rico (“IRC”).  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax-exempt.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 014

PVH ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2020

		(c)
	(b)	Description of investment		(e)
	Identity of issuer, borrower,	including maturity date, rate of	(d)	Current
(a)	lessor or similar party	interest, collateral, par or maturity value	Cost	Value

	Common Stock
*	PVH Corp.	PVH Corp. Common Stock, 877.308 shares	**	$ 82,370

	Mutual Funds
	American Beacon Funds	American Beacon Large Cap Value Fund; 1,797.897 shares	**	39,877
	Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio Institutional; 594.341 shares	**	14,021
	American Funds	Europacific Growth Fund R5; 420.284 shares	**	29,096
	Metropolitan West	Metropolitan West Total Return Bond Fund; 5,009.076 shares	**	56,002
	T. Rowe Price	T. Rowe Price Blue Chip Growth Fund; 311.222 shares	**	51,514
	Vanguard	Vanguard Institutional Index Fund; 143.006 shares	**	47,402
	Vanguard	Vanguard Target Retirement 2025; 1,368.636 shares	**	37,569
	Vanguard	Vanguard Target Retirement 2030; 1,607.341 shares	**	45,215
	Vanguard	Vanguard Target Retirement 2035; 1,179.886 shares	**	33,898
	Vanguard	Vanguard Target Retirement 2040; 3,918.185 shares	**	114,999
	Vanguard	Vanguard Target Retirement 2045; 8,004.545 shares	**	239,256
	Vanguard	Vanguard Target Retirement 2050; 7,674.099 shares	**	229,993
	Vanguard	Vanguard Target Retirement 2055; 7,479.869 shares	**	224,770
	Vanguard	Vanguard Target Retirement 2060; 483.489 shares	**	14,572
	Vanguard	Vanguard Target Retirement 2065; 97.583 shares	**	2,692
	Vanguard	Vanguard Total Bond Market Index Institutional; 1,422.197 shares	**	16,526
	Vanguard	Vanguard Total International Stock Index Institutional; 10.914 shares	**	1,417
	William Blair Funds	William Blair Mid Cap Growth I; 417.662 shares	**	14,672

	Collective Fund
	Wells Fargo Funds	Wells Fargo Stable Value Fund U; 4,822.607 shares	**	259,504

		Total investments		$1,555,365

*	Participant Loans	Participant notes receivable; loans maturing at various dates through 2025 and bearing interest at rates ranging from 4.25% to 6.50%	-0-	$ 90,992

*   Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors